Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03022718

June 6, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


RECEIVED
JUN 10 2003
181

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

dlw 6/19

4 June 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 June 2003 it purchased for cancellation 181,639 of its 10p ordinary shares at a price of 1219.21 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

Man Group PLC
3 June 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 May 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$73.49, up 10.93% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
3 June 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 2 June 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.44, up 0.27% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

3 June 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 3 June 2003 it purchased for cancellation 250,000 of its 10p ordinary shares at a price of 1218.92 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

30 May 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 30 May 2003 it purchased for cancellation 200,000 of its 10p ordinary shares at a price of 1234.71 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

29 May 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 29 May 2003 it purchased for cancellation 200,000 of its 10p ordinary shares at a price of 1233.99 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies

Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSS Nominees Limited 34,630

Chase Nominees Limited 3,151,245

RBS Trust Bank 340,900

Bankers Trust 902,060

Nortrust Nominees Limited 495,861

BT Globenet Nominees Ltd 93,190

Bank of New York – Europe 28,600

Northern Trust 826,984

HSBC 422,897

State Street Nominees Ltd 586,837

Mellon Trust 314,386

National Cities 41,100

Royal Trust 32,264

HSBC Client Holdings Nominee (UK) Ltd 2,589,480

Nordea 7,300

Bank of New York – London 556,922

State Street Bank & Trust 1,080,719

NAB – Australia 123,048

Mellon Bank 34,971

Credit Suisse FST BOS Zurich 5,100

Citibank 75,901

Bank of Bermuda 62,071

Japan Trustee Svcs Bk Lt 7,200

Deutsche Bank AG, London 195,380

Mitsubishi Trust 5,185

Chuo Trust Bank 6,230

JP Morgan 858,063

Brown Brothers Harriman 9,900

Mellon Nominees Ltd 34,700

Chase Manhattan Bank London 260,329

Chase Manhattan Bank AG Frankfurt 14,200

Master Trust Bank of Japan 13,440

Bank of New York, Brussels 132,449

National Australia Bank 32,180

PICG 2,900

BNP Paribas 20,625

Deutsche Bank 9,406

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

29 May 2003

12. Total holding following this notification

13,408,653

13. Total percentage holding of issued class following this notification

4.37%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield

020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

30 May 2003